SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549






                                  FORM 11-K

                                ANNUAL REPORT



                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934



                   For the fiscal year ended December 31, 1994


                         Commission file no.  2-61045


                     THE SAVINGS PROGRAM FOR EMPLOYEES OF
                        UNION CARBIDE CORPORATION AND
                      PARTICIPATING SUBSIDIARY COMPANIES
                           (Full title of the plan)





                           UNION CARBIDE CORPORATION

         (Name of issuer of the securities held pursuant to the plan)



                             39 OLD RIDGEBURY ROAD
                             DANBURY, CT 06817-0001

                    (Address of principal executive office)





       Total number of sequentially numbered pages in this filing including exhibits thereto:  19












                                     INDEX



                                                                     Page

Financial Statements
        Statement of Financial Condition - The Savings Program
              for Employees of Union Carbide Corporation and
              Participating Subsidiary Companies -
              December 31, 1994 and December 31, 1993                  3

        Statement of Income and Changes in Program Equity - The
              Savings Program for Employees of Union Carbide
              Corporation and Participating Subsidiary Companies -
              Three Years Ended December 31, 1994                      4

        Notes to Financial Statements                                 5-15


Supplemental Schedules                                                15


Signature                                                             16

Independent Auditors' Report                                          17

Exhibit Index                                                         18

       THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION
                    AND PARTICIPATING SUBSIDIARY COMPANIES

                      STATEMENT OF FINANCIAL CONDITION
                                                          (Millions of Dollars)
                                                               December 31,
                                                            1994         1993
                                PROGRAM ASSETS
Investments:
  Union Carbide Corporation, Common Stock - 5,029,514
    shares and 3,651,714 shares at market value
    (Cost $93.3 million and $42.4 million).............. $  147.7     $   81.7
  Union Carbide Corporation, Convertible Preferred
    Stock - 16,440,951 shares and 16,668,890 shares
    at fair value
      Unallocated (Cost $104.8 million and
        $114.0 million).................................    342.7        284.0
      Allocated (Cost $72.4 million and
        $49.0 million)..................................    140.2         89.0
  Praxair, Inc., Common Stock - 1,789,408 shares and
    2,198,414 shares at market value
    (Cost $21.5 million and $26.7 million)..............     36.7         36.6
  United States Savings Bonds at current redemption
    value (Cost $1.3 million and $1.4 million)..........      1.8          1.8
  Short-term Securities at market value (Cost
    $1.7 million and $0.7 million)......................      1.7          0.7
  Fixed Income Fund (see Note 8) - 9,426,028 units and
    10,145,276 units - per unit value $65.58 and $61.69
    (Cost $616.8 million and $623.3 million)............    618.2        625.9
  Fidelity Equity-Income Fund, managed for the Trustee
    by Fidelity Investments - 493,001 shares and
    351,620 shares at market value (Cost $13.0 million
    and $9.5 million)...................................     15.1         11.9
  Fidelity U.S. Equity Index Portfolio, managed for the
    Trustee by Fidelity Investments - 1,250,134 shares
    and 1,256,843 shares at market value
    (Cost $15.4 million and $15.5 million)..............     21.2         21.7
  Fidelity Magellan Fund, managed for the Trustee by
    Fidelity Investments - 657,203 shares and 544,557
    shares at market value (Cost $35.6 million and
    $28.3 million)......................................     43.9         38.6
  Fidelity Contrafund, managed for the Trustee by
    Fidelity Investments - 414,431 shares and 259,372
    shares at market value (Cost $12.4 million and
    $7.6 million).......................................     12.6          8.0
  Fidelity Growth Company Fund, managed for the
    Trustee by Fidelity Investments - 176,107 shares
    and 93,051 shares at market value
    (Cost $4.7 million and $2.5 million)................      4.8          2.7
Loans to Program participants...........................     43.8         36.5
Other receivables.......................................      0.1          0.2
                Total Program Assets.................... $1,430.5     $1,239.3


                         LIABILITIES AND PROGRAM EQUITY

Amounts payable to participants......................... $    0.8     $    0.5
ESOP loan payable to Union Carbide Corporation..........    104.8        114.0
Other liabilities.......................................      0.5          0.1
Program equity..........................................  1,324.4      1,124.7
                Total Liabilities and Program Equity.... $1,430.5     $1,239.3

The accompanying notes are an integral part of the Financial Statements.

       THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION
                    AND PARTICIPATING SUBSIDIARY COMPANIES

             STATEMENT OF INCOME AND CHANGES IN PROGRAM EQUITY



                                                  (Millions of Dollars)
                                                 Year Ended December 31,
                                                 1994       1993       1992

Program Equity at Beginning of Year .........  $1,124.7   $  921.2   $ 804.4

Investment Income:
  Dividends .................................      16.6       16.8      21.3
  Interest ..................................      40.0       45.4      50.7
                                                   56.6       62.2      72.0
Net Change in Appreciation
  of Investments ............................     132.8      123.4     187.1
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees ...............................      41.2       43.6      55.8
  Amounts Contributed by Participating
    Employers ...............................       7.8        5.5      16.2
                                                   49.0       49.1      72.0

Allocation of ESOP Stock to Participants ....      22.7       14.8      18.9

       Net Additions to Program .............     261.1      249.5     350.0

Withdrawals .................................     (35.2)     (30.6)    (39.5)
Administration Costs and Expenses ...........      (2.4)      (0.9)     (0.3)
Interest Expense on ESOP Loan ...............      (9.7)     (10.3)    (17.3)
Transfers from (to) Other Savings
  Plans (Note 5) ............................      (8.6)       1.4    (162.4)
Allocation of ESOP Stock to Participants.....      (5.5)      (5.6)    (13.7)

Income and Changes in Program Equity
  for the Year ..............................     199.7      203.5     116.8

Program Equity at End of Year ...............  $1,324.4   $1,124.7   $ 921.2


The accompanying notes are an integral part of the Financial Statements.

               THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
               CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Investments are reported at market value, based upon quoted market prices plus accrued income thereon, except for investments in United States Savings Bonds, which are carried at current redemption value, loans to participants, which are carried at face value, certain fixed income investments which are carried at contract value and Union Carbide Corporation Convertible Preferred Stock, which is valued at fair value. Fair value of Union Carbide Corporation Convertible Preferred Stock is the greater of the market value of Union Carbide Corporation Common Stock and the established floor price of $8.981. Fixed Income Fund investments consist of investment contracts with banks and insurance companies, government, corporate and international securities and a short-term investment fund of the trustee (see Note 8). Unrealized appreciation or depreciation of investments is recognized currently in the financial statements.

Participants' accounts are credited with participant contributions, contributions from Union Carbide Corporation ("the corporation", "UCC") and an allocation of earnings from the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies ("the Program") and charged with an allocation of administrative expenses. The allocation of earnings is based upon a participant's interest in a respective investment fund. The allocation of administrative expenses is based upon participants' account balances.

On June 30, 1992, the corporation completed the spin-off of its industrial gases business, Praxair, Inc. ("Praxair"). Under the terms of the spin-off, UCC distributed to its holders of common stock, including participants in the Program, one share of Praxair Common Stock and an associated Praxair Common Stock purchase right for each share of UCC Common Stock. The spin-off distribution created the investment fund, Praxair Common Stock. As of June 30, 1992, the Praxair Common Stock investment fund was closed to new participants and existing participants are unable to increase their investment in the fund. The investment fund balances of Praxair employees in the Program at June 30, 1992 were transferred to the newly established Savings Program for Employees of Praxair, Inc. (see Note 5).

The cost of UCC Common Stock and Praxair Common Stock sold is the respective employee's average cost. The cost of other security investments sold or redeemed is the actual cost of the specific securities. Purchases and sales of investments are recorded on the trade date. The financial statements have been prepared on the accrual basis of accounting.

In accordance with the provisions of Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans", insurance contracts are carried at contract value in the accompanying financial statements.

           THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                 CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 2 - Description of the Program

Participants may elect to have the corporation pay from 1% to 17 1/2% (subject to the maximum allowed by the Internal Revenue Code for the 401(k) part of the Program, which in 1994 was $9,240) of the employee's compensation to the Program instead of paying that amount to the employee. Effective January 1, 1993, the minimum participation percentage was lowered from 2 1/2% to 1%.

The corporation contributes, for the account of each employee who chooses to participate in the Program, 50% of the amount contributed by the employee, up to 7 1/2% of the employee's compensation ("basic deduction"). Effective January 1, 1995, the corporation contribution was increased from 50% to 75%. Employer contributions are made to a participant's individual account in shares of the corporation's convertible preferred stock that are contributed from the Employee Stock Ownership Plan (see Note 6).

On March 10, 1994, UCC announced a special stock grant of 40 shares of ESOP Stock to certain UCC employees. The ESOP Stock grant was credited to eligible employees' Savings Program 401(k) accounts as of March 31, 1994.

On June 30, 1993, the General Savings Fund was terminated. All money in the Fund, including deferred balances from prior plan periods, was transferred to the Fixed Income Fund, unless specifically requested. Withdrawals from the other investment programs normally are made at retirement or other termination of employment and may be deferred under the terms of the Program. Other features are described in the Program's Summary Plan Description.

Effective January 1, 1995 the Program changed its name to the Savings and Investment Program for Employees of Union Carbide Corporation and
Participating Subsidiary Companies to reflect its expanding role in employees' retirement, estate and financial planning.


Note 3 - Investment Programs

Participants may invest their basic deduction and a supplemental deduction (an additional 1/2% to 10% of the employee's compensation) in 1/2 percentage point increments in any or all of: Common Stock of Union Carbide Corporation, United States Savings Bonds, the Fixed Income Fund, the Fidelity Equity-Income Fund, the Fidelity U.S. Equity Index Portfolio, the Fidelity Magellan Fund, the Fidelity Contrafund, the Fidelity Growth Company Fund, or the Discounted Company Stock Fund. However, a participant may not invest a supplemental deposit (a cash deposit, made on an after-tax basis, ineligible for a corporation contribution) in the Discounted Company Stock Fund. The General Savings Fund, available through June 30, 1993, was invested by the Trustee in a commingled trust fund which invested in bonds and other securities (except common and preferred stocks). As of January 1, 1991, the General Savings Fund was closed to new participants and existing participants were unable to increase the percentage of compensation contributed to the fund. As of June 30, 1993, the General Savings Fund ceased being a part of the Program.

           THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                 CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 3 - Investment Programs (Continued)

Contributions by the corporation are made to the ESOP Stock Fund. The Fidelity Contrafund and the Fidelity Growth Company Fund were made available to participants on April 19, 1993.

Participants are limited to selling the Praxair Common Stock they received in the 1992 spin-off distribution (see Note 1) and are prohibited from purchasing Praxair Common Stock through the Program. Dividends earned on Praxair Common Stock are reinvested in the Fixed Income Fund.

At December 31, 1994, there were 10,107 employees participating in the Program (10,025 at December 31, 1993 and 10,598 at December 31, 1992). The sum of participation by investment program is greater than the total number of Program participants because participation is allowed in more than one fund.



                        Participation by Investment Program

                 General   UCC          Discounted   U.S.   Fixed Praxair
                 Savings  Common          Company  Savings Income Common
                   Fund   Stock   ESOP  Stock Fund  Bonds   Fund   Stock
Dec. 31, 1994         -   3,775   9,922    2,600     195    8,605  1,845
Dec. 31, 1993         -   3,309   9,363    2,223     226    9,621  2,396
Dec. 31, 1992     1,266   3,400   9,893    2,109     251   10,016  3,053
                  Fidelity                               Fidelity
                  Equity-  U.S. Equity Fidelity Fidelity  Growth
                   Income     Index    Magellan  Contra-  Company
                    Fund    Portfolio    Fund     fund     Fund   Loans
Dec. 31, 1994        975      1,075     2,146     846       459   4,176
Dec. 31, 1993        868      1,209     2,069     658       327   4,112
Dec. 31, 1992        668      1,237     1,763       -         -   3,677



Note 4 - Unrealized Appreciation of Investments

Following is a summary of unrealized appreciation by Investment Program, which is included in "Net Change in Appreciation" in the Statement of Income and Changes in Program Equity.



                                                   (Millions of Dollars)
                                          ___________________________________
                                                                     Fidelity
                                          Total    UCC    Discounted  Equity-
                                          Savings  Common   Company   Income
                                          Program  Stock  Stock Fund   Fund
Unrealized Appreciation
  at December 31, 1994 .................. $393.0   $35.0  $ 19.4     $  2.1
Unrealized Appreciation
  at December 31, 1993 .................. $281.3   $26.3  $ 13.0     $  2.4

                                             (Millions of Dollars)
                                   ______________________________________
                                     Fidelity                    Fidelity
                                   U.S. Equity Fidelity Fidelity  Growth
                                      Index    Magellan  Contra-  Company
                                    Portfolio    Fund     Fund     Fund
Unrealized Appreciation
  at December 31, 1994 ........... $  5.8      $  8.3   $  0.2   $  0.1
Unrealized Appreciation
  at December 31, 1993 ........... $  6.2      $ 10.3   $  0.4   $  0.2

                                                (Millions of Dollars)
                                          ________________________________

                                           Praxair  ESOP   ESOP    Fixed
                                           Common   Allo-  Unal-   Income
                                            Stock   cated located   Fund
Unrealized Appreciation
  at December 31, 1994 ..................  $ 15.2  $ 67.8 $237.9  $  1.2
Unrealized Appreciation
  at December 31, 1993 ..................  $  9.9  $ 40.0 $170.0  $  2.6


           THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                 CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 5 - Transfers from (to) Other Savings Plans

Following is a summary of transfers from (to) other savings plans.

                                                    (Millions of Dollars)
                                                   Year Ended December 31,
                                                  1994       1993      1992
                                                 Total      Total     Total
                                                Savings    Savings   Savings
                                                Program    Program   Program
Transferred from the plans of employees'
  previous employers .......................... $   0.3    $   1.4    $   0.1

Transferred to Savings Program for Employees
   of Praxair, Inc. (see Note 1)...............       -          -     (162.5)

Transferred to Savings Program for Employees
  of OSi Specialties, Inc.*  ..................    (8.9)         -          -

       Transfers from (to) other savings plans. $  (8.6)   $   1.4    $(162.4)

* During 1993, Union Carbide Corporation sold the OrganoSilicon business ("OSi"). In May, 1994, the investment fund balances of certain OSi employees in the Program were transferred to the newly established Savings Program for Employees of OSi Specialties, Inc.


Note 6 - Employee Stock Ownership Plan

The Employee Stock Ownership Plan ("ESOP") is an integral part of the Program. In November 1990, the trust established for the ESOP purchased 15.1 million shares of a new series of convertible preferred stock ("ESOP Stock") from the corporation with proceeds from a $325 million loan from Union Carbide Chemicals and Plastics Company Inc. This loan was subsequently assigned to the corporation. The corporation's contributions, plus dividends on the shares held by the ESOP, are used to meet interest and principal payments on the 15-year 10% loan. As loan payments are made, shares of the ESOP Stock are allocated to eligible participants.

During the second quarter of 1992, the corporation repurchased 7.5 million shares of unallocated ESOP Stock from the ESOP's trustee for $26.875 per share or $202 million. This was done to preserve the expected life of the ESOP, which had fewer participating employees as a result of the spin-off of Praxair (see Note 1). Also in connection with the spin-off, approximately one million shares of the ESOP Stock held by individuals who became employees of Praxair were redeemed for UCC Common Stock.

                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 6 - Employee Stock Ownership Plan (Continued)

The terms of the ESOP provided that the ESOP conversion price, liquidation price, dividend and number of shares of ESOP Stock were adjusted upon the distribution of Praxair stock to shareholders so that the interests of the ESOP shareholders were not diluted. As of June 30, 1992, the spin-off date, the conversion price, liquidation price and annual preferred dividend of the ESOP Stock were adjusted from $21.50, $21.50 and $1.90, respectively, to $8.981, $8.981 and $0.794, respectively. The ESOP Stock is convertible into the corporation's common stock at a ratio of one-to-one and has a preference in liquidation and each share has one voting right. The adjusted ESOP Stock annual dividend rate of $0.794 per share yields 8.93% based on the adjusted liquidation price. Dividends on allocated shares are credited quarterly to participants' accounts in the form of additional shares of ESOP Stock.


Note 7 - Expenses

Transfer taxes and other costs and expenses, if any, associated with the sale and transfer of UCC Common Stock for a participant's account, are deducted from the proceeds or charged to the account. Fees of the trustee and investment managers are paid by the Program. For the year ended December 31, 1994, the Program paid certain administration costs and recordkeeping expenses of the Program. The corporation paid those expenses not borne by the Program. For the years ended December 31, 1993 and 1992, the corporation paid all the administration costs and recordkeeping expenses of the Program.


Note 8 - Fixed Income Fund

During 1993, the Program expanded the Fixed Income Fund to include two bond portfolios actively managed by Pacific Investment Management Company and Jennison Associates Capital Corporation. The portfolios consist of government, corporate and international investment grade securities. Pacific Mutual Life Insurance Company and The Prudential Insurance Company of America were contracted to provide, in most instances, liquidity guarantees ("wrapper insurance") of these two bond portfolios in the event that participant book value withdrawals exceed 5% of the market value of the portfolios at the beginning of the calendar quarter.

                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 8 - Fixed Income Fund (Continued)

The following is a summary of the Fixed Income Fund. Contract Value represents original deposits under the contract credited with actual earnings and charged for withdrawals.

                                                         (Millions of Dollars)
                   Fund Investments                          Carrying Value
                                                               December 31,
                                                            1994         1993

Contracts with Banks and Insurance Companies,
  at Contract Value...................................... $274.9       $319.7

Investments managed by Investment Firms under Wrapper
  Insurance Contracts:
    U.S. Government Securities, valued at market......... $102.4       $ 91.4
    Corporate Securities, valued at market...............  142.7         92.5
    International Securities, denominated in
      U.S. dollars, valued at market.....................   10.3         11.7
    Commercial Paper.....................................   20.7            -
    Chemical Bank Temporary Investment Fund..............   34.6         47.2
    Unsettled Purchase and Sale Transactions.............    1.2            -
    Wrapper Insurance Contracts..........................   19.6            -
Total Investments managed by Investment Firms............ $331.5       $242.8

Chemical Bank Temporary Investment Fund.................. $ 11.8       $ 63.4

Total Fixed Income Fund.................................. $618.2       $625.9


The average yield ranged from (2.12%) to 10.33% and 5.52% to 10.33% for the periods ending December 31, 1994 and 1993, respectively. The crediting interest rate, the fixed rate of return for the contracts, ranged from 5.19% to 10.33% and 5.52% to 10.33% as of December 31, 1994 and 1993, respectively.

The crediting interest rate for the contracts with banks and insurance companies is determined at inception of the contracts and does not fluctuate over their life. The crediting interest rate for the investments managed by investment firms under wrapper insurance contracts is reset quarterly and is based on such factors as the individual bond portfolio's book value, duration, market value and current yield. The contract with The Prudential Insurance Company of America has established a minimum crediting interest rate of 2%.

                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)


Note 9 - Federal Income Taxes

The Internal Revenue Service has determined and informed the corporation by a determination letter dated May 30, 1995 that the Program is qualified within the meaning of Section 401(a) and accordingly the trust is exempt from Federal Income Tax under Section 501(a) of the Internal Revenue Code.

Participant elective deferrals are subject to the maximum allowed by the Internal Revenue Code for the 401(k) part of the Program, which in 1994 was $9,240.

Employees are not subject to income tax on their salary reduction contributions, corporation payments or other accumulations in their accounts until a distribution is made from the Program. Employee after-tax contributions are generally not subject to income tax upon distribution from the Program. An employee may withdraw an amount equal to his/her after-tax contributions made prior to 1987 without incurring any income tax. However, in the case of employee after-tax contributions made after 1986 an employee may exclude from income only the portion of the distribution that bears the same ratio to the total distribution as the employee's after-tax contributions bears to the total value of the employee's account. For employees making deferred contributions to the Program in accordance with Internal Revenue Service Code Section 401(k), distributions are generally taxed as ordinary income subject to special tax treatment afforded certain distributions that qualify as lump sum distributions under the Internal Revenue Code.


Note 10 - Allocation of Program Income and Changes in Program Equity to Investment Programs

The allocation of program income and changes in program equity by investment program for the years ended December 31, 1994, 1993 and 1992 are as follows:

                           THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                           CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 10 - Allocation Of Program Income And Changes In Program Equity
          To Investment Programs (Continued)

                                                (Millions of Dollars)
                                            Year Ended December 31, 1994


                                            Total     UCC     ESOP   ESOP
                                           Savings  Common    Allo-  Unal-
                                           Program   Stock   cated  located

Program Equity at December 31, 1993 ..... $1,124.7   $ 34.2  $ 89.0  $170.0
Investment Income:
  Dividends..............................     16.6      3.0     3.6     9.5
  Interest...............................     40.0      -       -       0.1
                                              56.6      3.0     3.6     9.6
Net Change in Appreciation
  (Depreciation) of Investments..........    132.8     18.8    31.1    67.9
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................     41.2      0.7     -       -
  Amounts Contributed by Participating
    Employers............................      7.8      -       -       7.8
                                              49.0      0.7     -       7.8
Allocation of ESOP Stock to Participants.     22.7      -      22.7     -
Loan Repayments (including interest).....      -        1.3     -       -
       Net Additions to Program..........    261.1     23.8    57.4    85.3
Withdrawals..............................    (35.2)    (1.5)   (1.9)    -
Loans to Program Participants............      -       (1.3)    -       -
Administration Costs and Expenses........     (2.4)     -       -      (1.4)
Interest Expense on ESOP Loan............     (9.7)     -       -      (9.7)
Transfers from (to) Other Savings
  Plans (Note 5).........................     (8.6)    (1.2)    -       -
Transfers Among Investment Options.......      -       34.6    (5.1)    -
Allocation of ESOP Stock to Participants.     (5.5)     -       -      (5.5)
Income and Changes in Program Equity
   for the Year..........................    199.7     54.4    50.4    68.7
Program Equity at December 31, 1994...... $1,324.4   $ 88.6  $139.4  $238.7

                                           Dis-
                                          counted                 Fidelity
                                          Company   U.S.    Fixed  Equity-
                                           Stock  Savings  Income  Income
                                            Fund   Bonds    Fund    Fund

Program Equity at December 31, 1993 .....  $ 47.5  $  1.9  $625.9  $ 11.9
Investment Income:
  Dividends..............................     -       -       -       -
  Interest...............................     -       0.1    36.7     -
                                              -       0.1    36.7     -
Net Change in Appreciation
  (Depreciation) of Investments..........     9.1     -      (1.4)    -
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................     8.1     0.1    25.4     1.1
  Amounts Contributed by Participating
    Employers............................     -       -       -       -
                                              8.1     0.1    25.4     1.1
Allocation of ESOP Stock to Participants.     -       -       -       -
Loan Repayments (including interest).....     -       -      18.0     0.2
       Net Additions to Program..........    17.2     0.2    78.7     1.3
Withdrawals..............................    (0.4)   (0.1)  (27.5)   (0.3)
Loans to Program Participants............    (0.3)    -     (23.1)   (0.3)
Administration Costs and Expenses........     -       -      (1.0)    -
Interest Expense on ESOP Loan............     -       -       -       -
Transfers from (to) Other Savings
  Plans (Note 5).........................    (0.1)    -      (6.8)    -
Transfers Among Investment Options.......    (4.8)   (0.1)  (27.8)    2.5
Allocation of ESOP Stock to Participants.     -       -       -       -
Income and Changes in Program Equity
   for the Year..........................    11.6     -      (7.5)    3.2
Program Equity at December 31, 1994......  $ 59.1  $  1.9  $618.4  $ 15.1

                                         Fidelity                    Fidel-
                                            U.S.            Fidel-    ity
                                          Equity   Fidelity  ity     Growth
                                           Index   Magellan Contra- Company
                                         Portfolio   Fund    fund     Fund

Program Equity at December 31, 1993 ..... $ 21.7    $ 38.7  $  8.0  $  2.7
Investment Income:
  Dividends..............................    -         -       -       -
  Interest...............................    -         -       -       -
                                             -         -       -       -
Net Change in Appreciation
  (Depreciation) of Investments..........    0.3      (0.9)   (0.1)   (0.1)
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................    0.9       3.5     1.0     0.4
  Amounts Contributed by Participating
    Employers............................    -         -       -       -
                                             0.9       3.5     1.0     0.4
Allocation of ESOP Stock to Participants.    -         -       -       -
Loan Repayments (including interest).....    0.2       1.3     0.3     0.1
       Net Additions to Program..........    1.4       3.9     1.2     0.4
Withdrawals..............................   (0.4)     (0.7)   (0.2)   (0.1)
Loans to Program Participants............   (0.3)     (1.2)   (0.2)   (0.1)
Administration Costs and Expenses........    -         -       -       -
Interest Expense on ESOP Loan............    -         -       -       -
Transfers from (to) Other Savings
  Plans (Note 5).........................    -         0.1     -       -
Transfers Among Investment Options.......   (1.2)      3.2     3.8     1.9
Allocation of ESOP Stock to Participants.    -         -       -       -
Income and Changes in Program Equity
   for the Year..........................   (0.5)      5.3     4.6     2.1
Program Equity at December 31, 1994...... $ 21.2    $ 44.0  $ 12.6  $  4.8



                                                   Praxair
                                                   Common
                                            Loans   Stock

Program Equity at December 31, 1993 .....  $ 36.6  $ 36.6
Investment Income:
  Dividends..............................     -       0.5
  Interest...............................     3.1     -
                                              3.1     0.5
Net Change in Appreciation
  (Depreciation) of Investments..........     -       8.1
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................     -       -
  Amounts Contributed by Participating
    Employers............................     -       -
                                              -       -
Allocation of ESOP Stock to Participants.     -       -
Loan Repayments (including interest).....   (21.4)    -
       Net Additions to Program..........   (18.3)    8.6
Withdrawals..............................    (1.3)   (0.8)
Loans to Program Participants............    27.4    (0.6)
Administration Costs and Expenses........     -       -
Interest Expense on ESOP Loan............     -       -
Transfers from (to) Other Savings
  Plans (Note 5).........................    (0.5)   (0.1)
Transfers Among Investment Options.......     -      (7.0)
Allocation of ESOP Stock to Participants.     -         -
Income and Changes in Program Equity
   for the Year..........................     7.3     0.1
Program Equity at December 31, 1994......  $ 43.9  $ 36.7













                                                          - 12 -


                           THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                           CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 10 - Allocation Of Program Income And Changes In Program Equity
          To Investment Programs (Continued)

                                             (Millions of Dollars)
                                          Year Ended December 31, 1993


                                            Total  General   UCC    ESOP
                                           Savings Savings Common   Allo-
                                           Program   Fund   Stock   cated

Program Equity at December 31, 1992 ..... $  921.2  $  4.5  $ 23.2  $53.8
Investment Income:
  Dividends..............................     16.8     -       2.9    2.9
  Interest...............................     45.4     0.2     -      -
                                              62.2     0.2     2.9    2.9
Net Change in Appreciation
  (Depreciation) of Investments..........    123.4     -      15.9   21.3
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................     43.6     0.8     0.7    -
  Amounts Contributed by Participating
    Employers............................      5.5     -       -      -
                                              49.1     0.8     0.7    -
Allocation of ESOP Stock to Participants.     14.8     -       -     14.8
Loan Repayments (including interest).....      -       -       0.9    -
       Net Additions to Program..........    249.5     1.0    20.4   39.0
Withdrawals..............................    (30.6)   (0.2)   (1.2)  (1.5)
Loans to Program Participants............      -       -      (1.2)   -
Administration Costs and Expenses........     (0.9)    -       -      -
Interest Expense on ESOP Loan............    (10.3)    -       -      -
Transfers from (to) Other Savings
  Plans (Note 5).........................      1.4     -       0.2    -
Transfers Among Investment Options.......      -       -      (7.2)  (2.3)
Allocation of ESOP Stock to Participants.     (5.6)    -       -      -
Rollovers of Distributions from
  the General Savings Fund...............      -      (5.3)    -      -
Income and Changes in Program Equity
   for the Year..........................    203.5    (4.5)   11.0   35.2
Program Equity at December 31, 1993...... $1,124.7  $  -    $ 34.2  $89.0

                                                           Dis-
                                                    UCC   counted
                                           ESOP   Deben-  Company   U.S.
                                           Unal-   tures   Stock  Savings
                                          located & Notes   Fund   Bonds

Program Equity at December 31, 1992 .....  $104.2  $  0.1  $ 38.5  $  1.8
Investment Income:
  Dividends..............................    10.4     -       -       -
  Interest...............................     -       -       -       0.1
                                             10.4     -       -       0.1
Net Change in Appreciation
  (Depreciation) of Investments..........    65.8     -       7.2     -
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................     -       -       6.5     0.1
  Amounts Contributed by Participating
    Employers............................     5.5     -       -       -
                                              5.5     -       6.5     0.1
Allocation of ESOP Stock to Participants.     -       -       -       -
Loan Repayments (including interest).....     -       -       -       0.1
       Net Additions to Program..........    81.7     -      13.7     0.3
Withdrawals..............................     -       -      (0.3)   (0.1)
Loans to Program Participants............     -       -      (0.1)   (0.1)
Administration Costs and Expenses........     -       -       -       -
Interest Expense on ESOP Loan............   (10.3)    -       -       -
Transfers from (to) Other Savings
  Plans (Note 5).........................     -       -       -       -
Transfers Among Investment Options.......     -      (0.1)   (4.3)    -
Allocation of ESOP Stock to Participants.    (5.6)    -       -       -
Rollovers of Distributions from
  the General Savings Fund...............     -       -       -       -
Income and Changes in Program Equity
   for the Year..........................    65.8    (0.1)    9.0     0.1
Program Equity at December 31, 1993......  $170.0  $  -    $ 47.5  $  1.9

                                                           Fidelity
                                                  Fidelity    U.S.
                                            Fixed  Equity-  Equity   Fidelity
                                           Income  Income    Index   Magellan
                                            Fund    Fund   Portfolio   Fund

Program Equity at December 31, 1992 .....  $568.5  $  5.8   $ 20.1    $ 26.0
Investment Income:
  Dividends..............................     -       -        -         -
  Interest...............................    42.3     -        -         -
                                             42.3     -        -         -
Net Change in Appreciation
  (Depreciation) of Investments..........     2.6     1.7      2.0       6.8
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................    29.3     1.0      1.1       3.4
  Amounts Contributed by Participating
    Employers............................     -       -        -         -
                                             29.3     1.0      1.1       3.4
Allocation of ESOP Stock to Participants.     -       -        -         -
Loan Repayments (including interest).....    15.3     0.1      0.2       0.9
       Net Additions to Program..........    89.5     2.8      3.3      11.1
Withdrawals..............................   (24.0)   (0.1)    (0.4)     (0.6)
Loans to Program Participants............   (20.9)   (0.2)    (0.3)     (0.9)
Administration Costs and Expenses........    (0.9)    -        -         -
Interest Expense on ESOP Loan............     -       -        -         -
Transfers from (to) Other Savings
  Plans (Note 5).........................     1.0     0.1      -         -
Transfers Among Investment Options.......     7.4     3.5     (1.0)      3.1
Allocation of ESOP Stock to Participants.     -       -        -         -
Rollovers of Distributions from
  the General Savings Fund...............     5.3     -        -         -
Income and Changes in Program Equity
   for the Year..........................    57.4     6.1      1.6      12.7
Program Equity at December 31, 1993......  $625.9  $ 11.9   $ 21.7    $ 38.7

                                                    Fidel-
                                           Fidel-    ity
                                            ity     Growth         Praxair
                                           Contra- Company         Common
                                            fund     Fund   Loans   Stock

Program Equity at December 31, 1992 .....  $  -    $  -    $ 28.2  $ 46.5
Investment Income:
  Dividends..............................     -       -       -       0.6
  Interest...............................     -       -       2.8     -
                                              -       -       2.8     0.6
Net Change in Appreciation
  (Depreciation) of Investments..........     0.5     0.2     -      (0.6)
Contributions and Deposits:
  Amounts Deposited by Participating
    Employees............................     0.5     0.2     -       -
  Amounts Contributed by Participating
    Employers............................     -       -       -       -
                                              0.5     0.2     -       -
Allocation of ESOP Stock to Participants.     -       -       -       -
Loan Repayments (including interest).....     0.2     0.1   (17.8)    -
       Net Additions to Program..........     1.2     0.5   (15.0)    -
Withdrawals..............................     -       -      (1.1)   (1.1)
Loans to Program Participants............    (0.1)    -      24.5    (0.7)
Administration Costs and Expenses........     -       -       -       -
Interest Expense on ESOP Loan............     -       -       -       -
Transfers from (to) Other Savings
  Plans (Note 5).........................     -       -       -       0.1
Transfers Among Investment Options.......     6.9     2.2     -      (8.2)
Allocation of ESOP Stock to Participants.     -       -       -       -
Rollovers of Distributions from
  the General Savings Fund...............     -       -       -       -
Income and Changes in Program Equity
   for the Year..........................     8.0     2.7     8.4    (9.9)
Program Equity at December 31, 1993......  $  8.0  $  2.7  $ 36.6  $ 36.6











                                                          - 13 -


                           THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                           CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 10 - Allocation Of Program Income And Changes In Program Equity
          To Investment Programs (Continued)

                                                    (Millions of Dollars)
                                                Year Ended December 31, 1992

                                                 Total  General   UCC   ESOP
                                                Savings Savings Common  Allo-
                                                Program   Fund   Stock  cated
Program Equity at December 31, 1991 ............ $804.4  $  3.8  $ 75.9 $24.2
Investment Income:

  Dividends ....................................   21.3     -       3.5   2.6
  Interest .....................................   50.7     0.3     -     -
                                                   72.0     0.3     3.5   2.6

Net Change in Appreciation of Investments.......  187.1     -      31.5  22.6
Contributions and Deposits:
  Amounts Deposited by Participating Employees..   55.8     2.5     0.9   -
  Amounts Contributed by Participating Employers   16.2     -       -     -
                                                   72.0     2.5     0.9   -

Allocation of ESOP Stock to Participants .......   18.9     -       -    18.9
Loan Repayments (including interest) ...........    -       -       0.7   -
       Net Additions to Program ................  350.0     2.8    36.6  44.1
Withdrawals ....................................  (39.5)   (0.6)   (1.3) (1.1)
Loans to Program Participants ..................    -       -      (1.4)  -
Administration Costs and Expenses ..............   (0.3)    -       -     -
Interest Expense on ESOP Loan ..................  (17.3)    -       -     -
Transfers from (to) Other Savings Plans (Note 5) (162.4)   (1.2)  (42.7)  -
Transfers Among Investment Options .............    -       -     (43.9)(13.4)
Allocation of ESOP Stock to Participants .......  (13.7)    -       -     -
Rollovers of Distributions from
  the General Savings Fund .....................    -      (0.3)    -     -
Income and Changes in Program Equity
   for the Year ................................  116.8     0.7   (52.7) 29.6
Program Equity at December 31, 1992 ............ $921.2  $  4.5  $ 23.2 $53.8

                                                        UCC
                                               ESOP   Deben-  Discounted
                                               Unal-   tures    Company
                                              located & Notes Stock Fund
Program Equity at December 31, 1991 .......... $  -    $  0.2   $ 29.2
Investment Income:

  Dividends ..................................   14.8     -        -
  Interest ...................................    -       -        -
                                                 14.8     -        -

Net Change in Appreciation of Investments.....  104.2     -       11.2
Contributions and Deposits:
Amounts Deposited by Participating Employees      -       -        6.5
Amounts Contributed by Participating Employers   16.2     -        -
                                                 16.2     -        6.5

Allocation of ESOP Stock to Participants .....    -       -        -
Loan Repayments (including interest) .........    -       -        -
       Net Additions to Program ..............  135.2     -       17.7
Withdrawals ..................................    -       -       (0.5)
Loans to Program Participants ................    -       -       (0.2)
Administration Costs and Expenses ............    -       -        -
Interest Expense on ESOP Loan ................  (17.3)    -        -
Transfers from (to) Other Savings Plans (Note 5)  -      (0.1)     -
Transfers Among Investment Options ...........    -       -       (7.7)
Allocation of ESOP Stock to Participants .....  (13.7)    -        -
Rollovers of Distributions from
  the General Savings Fund ...................    -       -        -
Income and Changes in Program Equity
   for the Year ..............................  104.2    (0.1)     9.3
Program Equity at December 31, 1992 .......... $104.2  $  0.1   $ 38.5

                                                                Fidelity
                                                   U.S.  Fixed   Equity-
                                                 Savings Income  Income
                                                  Bonds   Fund    Fund
Program Equity at December 31, 1991 ............ $  2.0  $594.7  $  4.1
Investment Income:

  Dividends ....................................    -       -       -
  Interest .....................................    0.1    47.8     -
                                                    0.1    47.8     -

Net Change in Appreciation of Investments.......    -       -       0.6
Contributions and Deposits:
  Amounts Deposited by Participating Employees..    0.3    39.4     0.8
  Amounts Contributed by Participating Employers    -       -       -
                                                    0.3    39.4     0.8

Allocation of ESOP Stock to Participants .......    -       -       -
Loan Repayments (including interest) ...........    -      13.3     0.1
       Net Additions to Program ................    0.4   100.5     1.5
Withdrawals ....................................   (0.1)  (32.5)   (0.3)
Loans to Program Participants ..................   (0.1)  (23.1)   (0.1)
Administration Costs and Expenses ..............    -      (0.3)    -
Interest Expense on ESOP Loan ..................    -       -       -
Transfers from (to) Other Savings Plans (Note 5)   (0.4)  (97.9)   (1.0)
Transfers Among Investment Options .............    -      26.8     1.6
Allocation of ESOP Stock to Participants .......    -       -       -
Rollovers of Distributions from
  the General Savings Fund .....................    -       0.3     -
Income and Changes in Program Equity
   for the Year ................................   (0.2)  (26.2)    1.7
Program Equity at December 31, 1992 ............ $  1.8  $568.5  $  5.8

                                                   Fidelity
                                                 U.S. Equity Fidelity
                                                    Index    Magellan
                                                  Portfolio    Fund
Program Equity at December 31, 1991 ............   $ 22.4     $ 23.2
Investment Income:

  Dividends ....................................      -          -
  Interest .....................................      -          -
                                                      -          -

Net Change in Appreciation of Investments.......      1.3        1.5
Contributions and Deposits:
  Amounts Deposited by Participating Employees..      1.5        3.9
  Amounts Contributed by Participating Employers      -          -
                                                      1.5        3.9

Allocation of ESOP Stock to Participants .......      -          -
Loan Repayments (including interest) ...........      0.2        0.7
       Net Additions to Program ................      3.0        6.1
Withdrawals ....................................     (0.5)      (0.7)
Loans to Program Participants ..................     (0.5)      (0.7)
Administration Costs and Expenses ..............      -          -
Interest Expense on ESOP Loan ..................      -          -
Transfers from (to) Other Savings Plans (Note 5)     (4.6)      (5.0)
Transfers Among Investment Options .............      0.3        3.1
Allocation of ESOP Stock to Participants .......      -          -
Rollovers of Distributions from
  the General Savings Fund .....................      -          -
Income and Changes in Program Equity
   for the Year ................................     (2.3)       2.8
Program Equity at December 31, 1992 ............   $ 20.1     $ 26.0


                                                         Praxair
                                                         Common
                                                  Loans   Stock
Program Equity at December 31, 1991 ............ $ 24.7   $  -
Investment Income:

  Dividends ....................................    -        0.4
  Interest .....................................    2.5      -
                                                    2.5      0.4

Net Change in Appreciation of Investments.......    -       14.2
Contributions and Deposits:
  Amounts Deposited by Participating Employees..    -        -
  Amounts Contributed by Participating Employers    -        -
                                                    -        -

Allocation of ESOP Stock to Participants .......    -        -
Loan Repayments (including interest) ...........  (15.0)     -
       Net Additions to Program ................  (12.5)    14.6
Withdrawals ....................................   (1.1)    (0.8)
Loans to Program Participants ..................   26.5     (0.4)
Administration Costs and Expenses ..............    -        -
Interest Expense on ESOP Loan ..................    -        -
Transfers from (to) Other Savings Plans (Note 5)   (9.4)    (0.1)
Transfers Among Investment Options .............    -       33.2
Allocation of ESOP Stock to Participants .......    -        -
Rollovers of Distributions from
  the General Savings Fund .....................    -        -
Income and Changes in Program Equity
   for the Year ................................    3.5     46.5
Program Equity at December 31, 1992 ............ $ 28.2   $ 46.5


                 THE SAVINGS PROGRAM FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                    NOTES TO FINANCIAL STATEMENTS - (Continued)



Note 11 - Merger of Corporation

On April 27, 1994, the shareholders of UCC approved the merger of UCC into its wholly owned subsidiary, Union Carbide Chemicals and Plastics Company Inc. ("UCC&P") effective as of May 1, 1994 and the renaming of UCC&P as Union Carbide Corporation. The merger required post-merger UCC to file Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 for the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies with the Securities and Exchange Commission. The post-effective amendment allows post-merger UCC to adopt as its own the Form S-8 Registration Statement previously filed by pre-merger UCC.


Supplemental Schedules

Information on the supplemental schedules, provided to the Program by its Trustees, Chemical Bank and State Street Bank, was filed under Form SE, in paper, under General Instruction E of Form 11-K.

These supplemental schedules are not a required part of the basic financial statements of the Program, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                     SIGNATURE





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.








                                The Savings Program for Employees of
                                   Union Carbide Corporation and
                                 Participating Subsidiary Companies





Date:  June 23, 1995            By:             John K. Wulff
                                Name:           JOHN K. WULFF
                                Title:  Vice-President, Controller and
                                         Principal Accounting Officer,
                                          Union Carbide Corporation

                           Independent Auditors' Report


To the Program Administrators of the Savings Program for
Employees of Union Carbide Corporation and
Participating Subsidiary Companies:

We have audited the accompanying statements of financial condition of the Savings Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies ("the Program") as of December 31, 1994 and 1993, and the related statements of income and changes in program equity for each of the years in the three-year period ended December 31, 1994. These financial statements and financial schedules are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements and financial schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Program as of December 31, 1994 and 1993, and the results of its operations for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our 1994 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1994 supplemental schedules of the Program are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The 1994 supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                 KPMG PEAT MARWICK LLP

Stamford, Connecticut
June 23, 1995

                                   EXHIBIT INDEX




Exhibit                                                             Page
  No.                       Exhibit                                  No.


  23       Independent Auditors' Consent                             19